November 24, 2014
Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7561

Re:	TIM Participações S.A. Form 20-F for the Year Ended December 31, 2013 Filed April 15, 2014 Response dated October 16, 2014 File No. 1-14491
Dear Mr. Spirgel:

Thank you for your letter dated October 29, 2014 (the “Comment Letter”), setting forth further comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Annual Report on Form 20-F for the Year Ended December 31, 2013 (the “2013 Form 20-F”) of TIM Participações S.A. (“TIM” or the “Company,” also referred to in this letter as “we”) filed with the SEC on April 15, 2014.

Our response to the Staff’s comment on the 2013 Form 20-F is set forth below. To facilitate the Staff’s review, we have reproduced the caption and comment from the Staff’s comment letter in bold face text. Our response follows the comment.

Authorizations and Concessions, page 58

1.
Please tell us whether your property, plant and equipment that are subject to concessions could revert to the Brazilian government upon the expiration, revocation or termination of the concessions. If so, tell us how you are accounting for such property, plant and equipment. Refer to your basis in the accounting literature including IFRIC 12. In addition, please tell us the residual value of the property, plant and equipment as of December 31, 2013 and where such assets are classified in your balance sheets.

We respectfully advise the Staff that neither we nor any of our subsidiaries have any property, plant and equipment currently subject to concessions that would revert to the Brazilian government upon expiration.  As summarized in the 2013 Form 20-F under the caption “Item 4. Information on the Company—A. History and Development of the Company,” with the break-up of the former state-owned telecommunications company, Telebrás, a number of privately-operated telecommunications service providers were created, with certain providers operating as concessions with reversible assets, and certain providers operating with cellular service authorizations.  We operate under a PCS authorization, as opposed to a concession, and we do not operate any assets that are subject to concessions that could revert to the Brazilian government upon the expiration, revocation or termination of such concessions.  See also “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Authorizations and Concessions” in the 2013 Form 20-F.  We acknowledge that note 17 to our financial statements describes certain of our intangible assets as “concession licenses”.  These are in fact our PCS authorizations, and do not refer to concessions that could revert to the Brazilian government upon expiration.  In the preparation of our financial statements for future periods, we expect to modify this line item name to reflect that these are not concession assets.

Larry Spirgel Securities and Exchange Commission	Page 2 of 2

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In connection with the above responses, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact me at +55-21-4109-4167 or Drew Glover of Davis Polk & Wardwell at +55-11-4871-8413, should you have any questions regarding the foregoing.

Very truly yours,

/s/ Rodrigo Abreu
Rodrigo Abreu
Chief Executive Officer
TIM Participações S.A.

cc:	Drew Glover (Davis Polk & Wardwell LLP)

Via EDGAR